Exhibit 4.5

PROMISSORY NOTE

Amount of the Note: $9,000.00	Date: April 3, 2012
Payee: James Byrd Jr. and Robin Byrd, TBE

FOR VALUE RECEIVED, the undersigned, Intelligent Highway Solutions, Inc., Devon Jones and Phillip Kirkland (jointly and severally referred to as "Maker") promise to pay to the order of the Payee, ("defined as the Payee or any Holder in due course of this Note), at such place as the Payee may from time to time designate to the Maker in writing, in legal tender of the United States, the sum of Nine Thousand Dollars ($9,000.00), upon the following terms:

1.    The Principal Amount of the Note shall be due and payable as follows:

a.	$500 per month on the 1st of each month of June, July and August 2012.
b.	$700 per month beginning on September 1, 2012 and continuing of the 1st day of every month until the entire principal amount is paid in full.

Provided that all payments are received on or before the 1st of each month as agreed, Payee agrees to waive all interest due hereunder, however, if any payments are not received when due, this Note shall bear interest at the highest allowable rate under Florida law from the date of this Note.

2.   If at any time, any monies due hereunder are not paid when due, time being of the absolute essence, Maker shall be in default. In such event, Payee shall have all rights and remedies available to it under Florida law, and in the event that Payee is required to take any legal action to collect upon, or otherwise enforce this Note, Maker agrees to pay all costs of collection of this Note including attorney's fees. In the event of default, this Note and all sums due hereunder shall bear interest at the highest lawful rate of interest permitted in the State of Florida from and after the date when such sums are due. The interest payable or agreed to be paid hereunder shall not exceed the highest lawful rate of interest permitted in the State of Florida, and if, inadvertently, there is such excess sum, it shall be applied to reduce the Principal Amount.

3.   This Note shall be construed and enforced according to the laws of Florida. This Note may not be changed orally, but only by an agreement in writing, signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

"Maker"

Intelligent Highway Solutions, Inc.

By:	/s/ Devon Jones	/s/ Devon Jones
Devon Jones, CEO		Devon Jones, Individually

/s/ Phillip Kirkland
Phillip Kirkland, Individually